FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: October 20, 2005

	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías
	Title:	Attorney-in-fact

TV AZTECA ANNOUNCES EBITDA OF Ps.879 MILLION

(US$81 MILLION) IN 3Q05, WITH A 42% MARGIN

—Nine Months EBITDA was Ps.2,560 Million (US$236 Million),

Margin was 43%—

FOR IMMEDIATE RELEASE

Mexico City, October 17, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, announced today an 8% reduction in net sales during the quarter to Ps.2,100 million (US$194 million), and a 10% decrease in EBITDA to Ps.879 million (US$81 million). EBITDA margin was 42%.

“The absence of extraordinary revenue derived from the 2004 Summer Olympic Games was significant this quarter, representing almost 12% of net revenues a year ago,” said Mario San Román, Chief Executive Officer of TV Azteca. “In addition there were costs related to an acceleration of payments for Mexican Soccer League exhibition rights and initiatives to enhance future revenue generation at Azteca America, which had a short term effect on the company’s EBITDA.”

“From a perspective in which extraordinary events have a lesser relative impact, revenue and EBITDA for the first nine months of 2005 show greater stability. We anticipate that for the full year such relative impact becomes even less relevant, as we foresee better results for the fourth quarter,” added Mr. San Román.

Third Quarter Results

Net sales decreased 8% to Ps.2,100 million (US$194 million), down from Ps.2,294 million (US$211 million) for the same quarter of 2004. Total costs and expenses declined 7% to Ps.1,221 million (US$113 million), from Ps.1,313 million (US$121 million) for the same period of last year. As a result, the company reported EBITDA of Ps.879 million (US$81 million), compared with Ps.981 million (US$90 million) in the third quarter of 2004. Net income was Ps.404 million (US$37 million), compared with net income of Ps.423 million (US$39 million) for the same period of 2004.

On a pro forma basis, excluding Ps.264 million (US$24 million) of revenue and Ps.147 million (US$14 million) of costs recorded during the quarter in connection with the transmission of the 2004 Summer Olympic Games, net sales increased 3% and EBITDA 2%.

Millions of pesos1 and dollars2 except percentages and per share amounts.

					Change
	3Q 2004		3Q 2005		US$	%
Net Sales
Pesos	Ps.	2,294	Ps.	2,100
US$	US$	211	US$	194	(18)	-8%
EBITDA[3]
Pesos	Ps.	981	Ps.	879
US$	US$	90	US$	81	(9)	-10%
Net Income
Pesos	Ps.	423	Ps.	404
US$	US$	39	US$	37	(2)	-5%
Income per CPO[4]
Pesos	Ps.	0.14	Ps.	0.14
US$	US$	0.01	US$	0.01	(0.001)	-5%

[1]	Pesos of constant purchasing power as of September 30, 2005.

[2]	Conversion based on the exchange rate of Ps.10.85 per US dollar as of September 30, 2005.

[3]	EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.

[4]	Calculated based on 2,986 million CPOs outstanding as of September 30, 2005.

Net Sales

“Despite effective programming and sales strategies, extraordinary revenue in 2004 was particularly large and was difficult to match during the quarter. Nevertheless, core growth when discounting extraordinary sales sustained its positive trend, and continues to generate larger expectations for the rest of the year,” added Mr. San Román.

Third quarter net revenue includes sales from Azteca America—the company’s wholly-owned broadcasting network focused on the U.S. Hispanic market—of Ps.116 million (US$11 million), 19% higher than Ps.98 million (US$9 million) for the same period a year ago. Azteca America revenue is composed of Ps.63 million (US$6 million) in sales from the Los Angeles station KAZA-TV, and Ps.53 million (US$5 million) from network sales.

TV Azteca also reported sales of programming to other countries of Ps.11 million (US$1 million), compared with Ps.24 million (US$2 million) for the third quarter of 2004. This quarter’s programming exports were primarily driven by the company’s novelas La Otra Mitad del Sol, sold in Latin American markets, as well as La Hija del Jardinero sold primarily in European markets and in Africa.

During the quarter, TV Azteca did not register advertising and content sales of Azteca Web, a company through which TV Azteca controls 100% of the Grupo Todito site network. In the third quarter 2004, content and advertising sales to Todito.com were Ps.51 million (US$5 million).

As was previously announced, the first quarter of 2005 marked the end of a five-year service contract through which TV Azteca acquired 50% of Todito.com. During the second quarter, TV Azteca’s board approved a new agreement that divided Grupo Todito into two independent companies, which resulted in TV Azteca controlling 100% of the Grupo Todito site network, named Azteca Web. TV Azteca is in the process of legally constituting the division to consolidate Azteca Web results in the future. The company considers third quarter results for Azteca Web to not be material.

Barter sales were Ps.65 million (US$6 million), compared with Ps.105 million (US$10 million) in the same period of last year. Inflation adjustment of advertising advances was Ps.53 million (US$5 million), compared with Ps.94 million (US$9 million) for the third quarter of 2004.

Costs and Expenses

The 7% decline in costs and expenses resulted from the combined reduction of 8% in programming, production and transmission costs to Ps.934 million (US$86 million), from Ps.1,016 million (US$94 million) in the prior year period, and a 3% decrease in administration and selling expense to Ps.287 million (US$26 million), from Ps.297 million (US$27 million) in the same quarter a year ago.

“The reduction in costs was lower than the cost that the 2004 Summer Olympic Games represented a year ago, primarily due to extraordinary amortizations from anticipated games of the Mexican Soccer League, and from production initiatives for the US Hispanic market,” said Carlos Hesles, Chief Financial Officer of TV Azteca. “We anticipate that the larger outlays will translate into future rewards, coming from soccer related savings in the following quarter, and a better platform to attract larger audiences and clients at Azteca America.”

The 3% reduction in administration and selling expense reflects reduced operating, services and travel expenses in the quarter. “The ongoing efforts to control expenses have translated into significant savings in every expense line, and we will not cease to search for additional sources to keep outlays under control,” added Mr. Hesles.

EBITDA and Net Income

The 8% decrease in third quarter net sales, combined with a 7% reduction in costs and expenses, resulted in EBITDA of Ps.879 million (US$81 million), compared with Ps.981 million (US$90 million) a year ago. The EBITDA margin was 42% compared with 43% in the same period of 2004.

Below EBITDA, the company recorded depreciation and amortization of Ps.107 million (US$10 million) from Ps.100 million (US$9 million) a year ago, primarily reflecting a Ps.6 million (US$1 million) increase in depreciation due to growth in the balance of fixed assets at the end of the quarter.

The company recorded other expenses of Ps.98 million (US$9 million), compared with Ps.212 million (US$20 million) a year ago. Other expenses for the quarter were primarily comprised of charitable donations of Ps.46 million (US$4 million), legal fees of Ps.43 million (US$4 million), pre-operating expenses of Azteca America of Ps.9 million (US$1 million), and other items of Ps.14 million (US$1 million). There was also revenue from the recognition of 50% of the results of Todito.com and of Monarcas—TV Azteca’s soccer team—of Ps.14 million (US$1 million).

Net comprehensive financing cost during the quarter was Ps.225 million (US$21 million) compared with Ps.231 million (US$21 million) a year ago. There was a Ps.19 million (U$2 million) gain in monetary position, compared with a Ps.28 (US$3 million) loss in the same quarter a year ago. The gain in monetary position during the period reflects a net liability monetary position this quarter. Additionally, other financial expenses decreased Ps.16 million (US$1 million), reflecting commissions from new credit lines a year ago. Decreases in comprehensive financing cost were partially compensated by a Ps.41 million (US$4 million) increase in interest expense, primarily resulting from a higher level of debt with cost during the quarter. Interest income decreased Ps.14 million (U$1 million) due to a reduction in the company’s cash balance.

The provision for income tax was Ps.45 million (US$4 million), compared with Ps.15 million (US$1 million) in the same period of the prior year, reflecting decreases in deferred taxes in the third quarter of 2004.

Third quarter’s net income was Ps.404 million (US$37 million), compared with Ps.423 million (US$39 million) for the same period of 2004.

Uses of Cash

As was previously announced, TV Azteca’s Annual Ordinary Shareholders’ Meeting held on April 29 approved distributions for an aggregate amount of approximately US$80 million to be paid during 2005, under the company’s cash-usage plan. US$59 million were paid on June 9, and another payment of approximately US$21 million is scheduled to be made on December 1.

The distributions under the cash plan made to date, represent an aggregate amount of US$384 million, equivalent to a 22% yield on the October 14, 2005 CPO closing price. Prior distributions include: US$125 million on June 30, 2003; US$15 million on December 5, 2003; US$33 million on May 13, 2004; US$22 million on November 11, 2004; and US$130 million on December 14, 2004. Distributions to shareholders have implied a reduction in the company’s stockholders’ equity.

As part of the cash usage plan, TV Azteca also expects to make significant debt reductions during the fourth quarter of 2005.

As has been detailed, the company’s plan for uses of cash entails distributions of over US$500 million and reductions in TV Azteca’s debt by approximately US$250 million within a six-year period that started in 2003.

Debt Outstanding

As of September 30, 2005, the company’s total outstanding debt was Ps.7,034 million (US$649 million). TV Azteca’s cash balance was Ps.850 million (US$78 million), resulting in net debt of Ps.6,184 million (US$570 million). The total debt to last twelve months (LTM) EBITDA ratio was 1.9 times, and net debt to EBITDA was 1.7 times. LTM EBITDA to net interest expense ratio was 5 times.

Excluding—for analytical purposes—Ps.1,299 million (US$120 million) debt due 2069, total debt was Ps.5,735 million (US$529 million), and total debt to EBITDA ratio was 1.6 times.

Selling of CPOs Underlying ADRs Concluded

As was previously announced, The Bank of New York (BoNY) concluded the sale—in the Mexican Stock Market (BMV)—of TV Azteca´s Certificados de Participación Ordinaria (CPOs) underlying American Depositary Receipts (ADRs) that were not surrendered by holders within a predetermined timeframe, in the process of termination of the ADR program that the company had in the United States, trading on the New York Stock Exchange (NYSE).

ADR holders had a 60 day period—from July 18, 2005 to September 16, 2005—to exchange their ADRs for CPOs traded on the BMV. On September 19, 2005, BoNY commenced the sale of the CPOs underlying the ADRs that were not surrendered. The sale of such CPOs by BoNY has concluded, and there are no remaining CPOs underlying ADRs that were not surrendered within the 60 day period.

TV Azteca is no longer listed on the NYSE, and trading of TV Azteca CPOs on the BMV, and Negotiating Units in the Spanish securities market Latibex remain.

The company had previously announced that at an Extraordinary Shareholders’ Meeting held on June 1, 2005, 99.85% of TV Azteca’s shareholders approved the termination of the ADR program, after an analysis and discussion of the costs and benefits of continuing listed on a U.S. national securities exchange.

Nine Month Results

Millions of pesos1 and dollars 2 except percentages and per share amounts.

					Change
	9M 2004		9M 2005		US$	%
Net Sales
Pesos	Ps.	5,991	Ps.	6,003
US$	US$	552	US$	553	1	0%
EBITDA[3]
Pesos	Ps.	2,594	Ps.	2,560
US$	US$	239	US$	236	(2)	-1%
Net Income
Pesos	Ps.	1,083	Ps.	1,110
US$	US$	100	US$	102	2	+2%
Income per CPO[4]
Pesos	Ps.	0.36	Ps.	0.37
US$	US$	0.03	US$	0.03	0.001	+2%

[1]	Pesos of constant purchasing power as of September 30, 2005.

[2]	Conversion based on the exchange rate of Ps.10.85 per US dollar as of September 30, 2005.

[3]	EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.

[4]	Calculated based on 2,986 million CPOs outstanding as of September 30, 2005.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Tristan Canales	Daniel McCosh
+ 52 (55) 1720 1441	+ 52 (55) 1720 0059
tcanales@gruposalinas.com.mx	dmccosh@tvazteca.com.mx

(Financial tables follow)

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

(Millions of Mexican pesos of September 30, 2005 purchasing power)

	Third Quarter of:				Third Quarter of:
	2004		2005		2004			2005			Change
					Millions of US Dollars **								%
Net revenue	Ps	2,294	Ps	2,100	US$	211	100%	US$	194	100%	US$	(18)	-8%

Programming, production and transmission costs		1,016		934		94	44%		86	44%		(8)	-8%
Selling and administrative expenses		297		287		27	13%		26	14%		(1)	-3%

Total costs and expenses		1,313		1,221		121	57%		113	58%		(8)	-7%

EBITDA		981		879		90	43%		81	42%		(9)	-10%
Depreciation and amortization		100		107		9			10			1

Operating profit		881		772		81	38%		71	37%		(10)	-12%

Other expense -Net		(212)		(98)		(20)			(9)			10

Comprehensive financing cost:
Interest expense		(184)		(225)		(17)			(21)			(4)
Other financing expense		(48)		(32)		(4)			(3)			1
Interest income		33		19		3			2			(1)
Exchange loss -Net		(5)		(6)		(0)			(1)			(0)
(Loss) gain on monetary position		(28)		19		(3)			2			4

Net comprehensive financing cost		(231)		(225)		(21)			(21)			1

Income before provision for income tax		438		449		40	19%		41	21%		1	2%
Provision for income tax		(15)		(45)		(1)			(4)			(3)

Net income	Ps	423	Ps	404	US$	39	18%	US$	37	19%	US$	(2)	-5%

End of period exchange rate	Ps	11.41	Ps	10.85

*	Mexican GAAP.

**	The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2005 expressed as of September 30, 2005 purchasing power, translated at the exchange rate of Ps. 10.85 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

(Millions of Mexican pesos of September 30, 2005 purchasing power)

	Nine months ended September 30,				Nine months ended September 30,
	2004		2005		2004			2005			Change
					Millions of US Dollars **								%
Net revenue	Ps	5,991	Ps	6,003	US$	552	100%	US$	553	100%	US$	1	0%

Programming, production and transmission costs		2,538		2,597		234	42%		239	43%		5	2%
Selling and administrative expenses		860		846		79	14%		78	14%		(1)	-2%

Total costs and expenses		3,397		3,443		313	57%		317	57%		4	1%

EBITDA		2,594		2,560		239	43%		236	43%		(2)	-1%
Depreciation and amortization		313		314		29			29			0

Operating profit		2,281		2,246		210	38%		207	37%		(3)	-2%

Other expense -Net		(455)		(344)		(42)			(32)			10

Comprehensive financing cost:
Interest expense		(571)		(623)		(53)			(57)			(5)
Other financing expense		(81)		(72)		(7)			(7)			1
Interest income		130		58		12			5			(7)
Exchange loss -Net		(15)		(42)		(1)			(4)			(3)
(Loss) gain on monetary position		(82)		14		(8)			1			9

Net comprehensive financing cost		(617)		(665)		(57)			(61)			(4)

Income before provision for income tax		1,209		1,237		111	20%		114	21%		3	2%
Provision for income tax		(126)		(127)		(12)			(12)			(0)

Net income	Ps	1,083	Ps	1,110	US$	100	18%	US$	102	18%	US$	2	2%

End of period exchange rate	Ps	11.41	Ps	10.85

*	Mexican GAAP.

**	The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2005 expressed as of September 30, 2005 purchasing power, translated at the exchange rate of Ps. 10.85 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS*

(Millions of Mexican pesos of September 30, 2005 purchasing power)

	At September 30,				At September 30,
	2004		2005		2004		2005		Change
					Millions of US Dollars**						%
Current assets:
Cash and cash equivalents	Ps	1,366	Ps	850	US$	126	US$	78	US$	(48)
Accounts receivable		3,353		2,965		309		273		(36)
Other current assets		986		964		91		89		(2)
Total current assets		5,705		4,779		526		440		(85)	-16%
Accounts receivable from Unefon		1,793		1,517		165		140		(25)
Account receivable from Pappas		1,522		1,400		140		129		(11)
Exhibition rights		921		840		85		77		(7)
Property, plant and equipment-Net		2,157		2,345		199		216		17
Television concessions-Net		4,124		4,230		380		390		10
Invesment in Todito		161		65		15		6		(9)
Other assets		1,089		973		100		90		(11)
Goodwill -Net		589		586		54		54		(0)
Deferred income tax asset		—		36				3		3
Total long term assets		12,356		11,992		1,139		1,105		(34)	-3%

Total assets	Ps	18,061	Ps	16,771	US$	1,665	US$	1,546	US$	(119)	-7%

Current liabilities:
Short-term debt	Ps	597	Ps	2,363	US$	55	US$	218	US$	163
Other current liabilities		1,297		1,459		120		134		15
Total current liabilities		1,894		3,822		175		352		178	102%
Long-term debt:
Guaranteed senior notes		3,543		—		327		—		(327)
Structured Securities Certificates		—		2,745		—		253		253
Long-term debt		622		627		57		58		0
Total long-term debt		4,165		3,372		384		311		(73)
Other long term liabilities:
American Tower Corporation (due 2019)		1,414		1,299		130		120		(11)
Advertising advances		3,120		2,420		288		223		(65)	-22%
Unefon advertising advance		2,094		1,758		193		162		(31)
Todito advances		92		—		8		—		(8)
Other long term liabilities		84		20		8		2		(6)
Deferred income tax payable		190		—		18		—		(18)
Total other long-term liabilities		6,994		5,497		645		507		(138)	-21%

Total liabilities		13,053		12,691		1,203		1,170		(33)	-3%
Total stockholders’ equity		5,008		4,080		462		376		(86)	-19%

Total liabilities and equity	Ps	18,061	Ps	16,771	US$	1,665	US$	1,546	US$	(119)	-7%

End of period exchange rate	Ps	11.41	Ps	10.85

*	Mexican GAAP.

**	The U.S. dollar figures represent Mexican peso amounts as of September 30, 2005, expressed as of September 30, 2005 purchasing power, translated at the exchange rate of Ps. 10.85 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Millions of Mexican pesos of September 30, 2005 purchasing power

	Nine months ended September 30,
	2004		2005
Operations:
Net income	Ps	1,083	Ps	1,110
Charges to results of operation not affecting resources:
Amortization of goodwill		30		31
Depreciation		283		283
Equity in affiliates		9		11
Net change in accounts receivable, inventories, exhibition rights, related parties, accounts payable and accrued expenses		2,410		2,224
Unefon advertising advances		(250)		(288)
Todito advertising, programming, and services advances		(126)		(59)
Advertising advances		(2,126)		(2,707)

Resources provided by operations		1,313		605

Investment:
Acquisition of property, machinery and equipment -Net		(77)		(437)
Reimbursement of premium on issuance of capital stock of Todito		—		15

Resources used in investing activities		(77)		(422)

Financing:
Guaranteed senior notes		(1,564)		—
Bank loans, ATC loans and other debt - Net		(301)		1,089
Stock options exercised		26		13
Preferred dividend paid		(50)		(25)
Repurchase of shares		(646)		(39)
Sale of treasury shares		—		603
Decrease in capital		(611)		(872)
Effects of the merger of Servicios Deportivos TV into TV Azteca		—		(489)
Structured Securities Certificates		—		1,052
Banco Inbursa, S.A.		—		(1,430)
Loan collected from a related party		193		—
Financial instruments		428		—

Resources used in financing activities		(2,525)		(98)

(Decrease) increase in cash and cash equivalents		(1,289)		85
Cash and cash equivalents at beginning of period		2,655		765

Cash and cash equivalents at end of period	Ps	1,366	Ps	850